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9/5/03



03051692 ...TES

VF 9-4-03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walt Becker + Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5380 NORTH FRESNO STREET, SUITE 105
(No. and Street)

FRESNO	CA	93710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WALT J. BECKER (559) 224-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRITSAS, GROOM, MCCORMICK & SWANTON LLP
(Name – *if individual, state last, first, middle name*)

7576 NORTH INGRAM AVENUE, SUITE 102, FRESNO, CA 93711
(Address) (City) (State) (Zip Code)


RECD S.E.C.
AUG 29 2003
535

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WALT J. BECKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALT BECKER & ASSOCIATES, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 28 DAY OF Aug 20 03
Rose M. Lewis
NOTARY PUBLIC

Notary Public

Walt J Becker
Signature

PRESIDENT
Title



ROSE M. LEWIS
COMM. #1321634
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Oct. 13, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALT BECKER & ASSOCIATES, INC.

FINANCIAL STATEMENTS

Years Ended
June 30, 2003 and 2002

with

INDEPENDENT AUDITORS' REPORT



Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying balance sheets of Walt Becker & Associates, Inc. as of June 30, 2003 and 2002, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walt Becker & Associates, Inc. as of June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 14, 2003

Dritsas, Groom, McCormick & Swanton

WALT BECKER & ASSOCIATES, INC.

BALANCE SHEETS

June 30, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 43,922	$ 35,530
Accounts receivable, trade	12,344	9,764
Accounts receivable, employee	586	-0-
Prepaid expenses	5,640	5,326
Notes receivable, stockholder (Note 2)	134,736	169,111
Income tax refund receivable (Note 4)	1,075	-0-
Total current assets	198,303	219,731
EQUIPMENT AND IMPROVEMENTS		
Furniture and equipment	53,290	53,290
Leasehold improvements	13,601	13,601
	66,891	66,891
Less accumulated depreciation	60,735	59,211
Net equipment and improvements	6,156	7,680
TOTAL ASSETS	$ 204,459	$ 227,411

WALT BECKER & ASSOCIATES, INC.

BALANCE SHEETS

June 30, 2003 and 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable, trade	$ 1,567	$ 2,423
Payroll taxes payable	1,456	1,344
Commissions payable	5,094	5,069
Current portion of capital lease obligation (Note 5)	-0-	760
Income taxes payable	-0-	13,734
Contract payable	3,040	-0-
Total current liabilities	11,157	23,330
LONG TERM LIABILITIES		
Deferred income taxes (Note 4)	82	1,143
Total long-term liabilities	82	1143
Total liabilities	11,239	24,473
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 500,000 shares authorized; 15,000 shares issued and outstanding	15,000	15,000
Additional paid in capital	28,939	28,939
Retained earnings	149,281	158,999
Total stockholder's equity	193,220	202,938
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 204,459	$ 227,411

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended June 30, 2003 and 2002

	2003	2002
INCOME		
Tax deferred annuities	$ 102,230	$ 153,471
Insurance	2,948	25,468
Syndications and others	133,565	169,577
Advisory fees	17,500	24,105
	256,243	372,621
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	281,070	314,758
Net Income from operations	(24,827)	57,863
OTHER INCOME (EXPENSE)		
Interest income	14,006	13,775
Interest expense	(30)	(338)
Total other income (expense)	13,976	13,437
Income before income taxes	(10,851)	71,300
PROVISION FOR INCOME TAXES (BENEFIT) (Note 4)	(1,133)	17,434
NET INCOME	(9,718)	53,866
RETAINED EARNINGS, BEGINNING	158,999	105,133
RETAINED EARNINGS, ENDING	$ 149,281	$ 158,999

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (9,718)	$ 53,866
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(1,061)	851
Depreciation	1,524	1,276
(Increase) decrease in accounts receivable, trade	(2,580)	1,540
Increase in accounts receivable, employee	(586)	-0-
Increase in prepaid expenses	(314)	(335)
(Increase) in income tax receivable	(1,075)	-0-
Decrease in accounts payable, trade	(856)	(1,313)
Increase (decrease) in payroll taxes payable	112	(53)
Increase in commissions payable	25	27
Increase (decrease) in income taxes payable	(13,734)	12,305
Increase in contracts payable	3,040	-0-
Net cash provided by (used in) operating activities	(25,223)	68,164
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans made to stockholder	(259,925)	(342,704)
Collections on stockholder notes	294,300	278,277
Purchase of furniture and equipment	-0-	(3,593)
Net cash provided by (used in) investing activities	34,375	(68,020)

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS
(CONTINUED)

Years Ended June 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on capital lease obligation	$ (760)	$ (2,026)
Net cash used in financing activities	(760)	(2,026)
NET INCREASE (DECREASE) IN CASH	8,392	(1,882)
CASH AT BEGINNING OF YEAR	35,530	37,412
CASH AT END OF YEAR	$ 43,922	$ 35,530
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 30	$ 338
Income taxes paid	$ 14,736	$ 2,800

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2003 and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

Walt Becker & Associates, Inc. is principally engaged in the sale of insurance, tax deferred annuities and tax shelter syndications to individuals predominately in the central San Joaquin Valley.

The Company shares common ownership with Fresno Financial Services, Inc., a California Corporation. Fresno Financial Services, Inc. provides investment advising services to clients referred by the Company. Fresno Financial is in the process of dissolving its operations and client accounts are being transferred to an outside service for investment advising services. Walt Becker and Associates, Inc. receives commissions from the investment advising service based on the value of client accounts as of a specific date.

Accounts receivable

The Company's accounts receivable represents commissions receivable from various insurance and investment companies. Commissions on new investments are based on a percentage of the amount invested by the Company's clients, and are remitted to the Company within 7-90 days after investment. Commissions on managed funds are based on a percentage of the client's account balance as of an annual renewal date and are remitted to the Company within 60 days of renewal. Due to the nature of the Company's receivables, the risk of non-collection is minimal; therefore, an allowance for doubtful accounts is not included in these financial statements.

Equipment and improvements

Equipment and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets.

Cash equivalents

For the purpose of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $3,700 and $2,750 for the years ended June 30, 2003 and 2002, respectively.

NOTE 2 - NOTES RECEIVABLE, STOCKHOLDER

The notes receivable from stockholder represent amounts due from Walter J. Becker, sole stockholder of the Corporation. The notes are unsecured, due on demand and bear interest at the rate of 8% per annum.

NOTE 3 - COMMITMENTS

The Company rents office space on a month-to-month basis. Rent expense for the office space was $37,606 and $38,452 for the years ended June 30, 2003 and 2002.

In February 1999, the Company entered into a five year lease agreement for office equipment, expiring February 2004, with monthly rent of $116. Rent expense for the office equipment was $2,288 for each of the years ended June 30, 2003 and 2002.

The following is a schedule of future minimum rental payments under the equipment lease:

2004	812

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2003 and 2002

NOTE 4 – INCOME TAXES

The components of income tax expense (benefit) at June 30, 2003 and 2002 consisted of the following:

	2003	2002
Current:		
Federal	$ (1,075)	$ 10,364
State	1,003	6,219
	(72)	16,583
Deferred:		
Federal	(195)	533
State	(866)	318
	(1,061)	851
	$ (1,133)	$ 17,434

The net deferred tax asset (liability) in the accompanying balance sheets at June 30, 2003 and 2002 include the following amounts of deferred tax assets and liabilities:

	2003	2002
Deferred tax liability	$ (852)	$ (1,143)
Deferred tax asset	770	-0-
	$ (82)	$ (1,143)

The Company's deferred tax liability results from differences in depreciation methods used for tax and financial statement purposes. The deferred tax asset results from the carryforward of contributions and a state net operating loss available to offset future taxable income of $7,098 which expires in 2013.

NOTE 5 – CAPITAL LEASE OBILIGATION

The company acquired equipment under the provision of a long-term lease. For financial reporting purposes, minimum lease payments have been capitalized. The lease expired on November 2002. The leased property under capital lease as of June 30, 2003 has a cost of $5,519, accumulated depreciation of $2,024 and a net book value of $3,495. Depreciation was $552 for each of the years ended June 30, 2003 and 2002. Interest expense was $30 and $338 for the years ended June 30, 2003 and 2002, respectively.



Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying financial statements of Walt Becker & Associates, Inc. as of and for the years ended June 30, 2003 and 2002, and have issued our report thereon dated August 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 14, 2003

Dritsas, Groom, McCormick & Swanton

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2003 and 2002

SCHEDULE I
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002
Advertising	$ 3,700	$ 2,750
Automobile	5,082	2,063
Commissions	124,867	167,305
Contributions	600	550
Depreciation	1,524	1,276
Dues and subscriptions	2,231	2,605
Equipment lease	2,288	2,090
Insurance	11,495	9,313
Janitorial	1,440	1,440
Legal and accounting	7,578	6,665
Miscellaneous	185	1,385
Office supplies	5,168	5,284
Payroll taxes	3,939	3,814
Postage and shipping charges	3,291	3,774
Property tax expense	173	251
Rent	39,008	38,452
Repairs and maintenance	1,575	1,763
Salaries	47,073	45,538
Sales promotion	7,482	5,902
Taxes and licenses	2,543	1,591
Telephone	5,597	6,582
Travel and entertainment	-0-	200
Utilities	4,231	4,165
	$ 281,070	$ 314,758

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2003 and 2002

SCHEDULE II
COMPUTATION OF NET CAPITAL

	2003	2002
Total ownership equity from balance sheet	$ 193,220	$ 202,938
Less: total non-allowable assets from balance sheet	147,370	182,369
Net capital	$ 45,850	$ 20,569
Reconciliation with Company's computation:		
Net capital per FOCUS Report:		
Part IIA	$ 42,366	$ 34,703
Income tax	1,933	(16,583)
Other items,net	1,551	2,449
	$ 45,850	$ 20,569

SCHEDULE III
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2003	2002
Minimum net capital required (6-2/3% of total aggregate indebtedness of $11,239 and $24,473, respectively)	$ 749	$ 1,631
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Net capital	$ 45,850	$ 20,569
Net capital requirements (greater of amounts above)	5,000	5,000
Excess net capital	$ 40,850	$ 15,569